12014984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KA 5/3

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SEC Mail Processing Section
MAR 01 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 East Kennedy Blvd, Suite 325
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prida Guida & Company P.A.
(Name – *if individual, state last, first, middle name*)

1106 N Franklin St	Tampa,	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 5/3

OATH OR AFFIRMATION

I, Emmanuel Xenick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG Capital Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN M. HICKS
MY COMMISSION # EE 000970
EXPIRES: August 16, 2014
Bonded Thru Notary Public Underwriters

Signature

Managing Director

Title

Notary Public 2-29-12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

PRIDA-GUIDA & COMPANY, P.A.

LCG CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2011

TABLE OF CONTENTS

PRIDA·GUIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

Report of Independent Registered Public Accounting Firm

To the Members
LCG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of LCG Capital Advisors, LLC (the Company) as of December 31, 2011, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Prida · Guida & Company

Prida, Guida & Company P.A.
Tampa, Florida
February 29th, 2012

LCG Capital Advisors, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Current assets		
Cash	$	38,033
Accounts receivables		12,530
Unbilled receivables		9,700
Other current assets		4,324
Total current assets		64,587
Other assets		
Due from affiliates		5,303
Goodwill		45,600
Other assets		146
Total assets	$	115,636

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	3,350
Total current liabilities		3,350
Member's equity		112,286
Total liabilities and member's equity	$	115,636

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Operations and Changes in Member's Equity
For the Year ended December 31, 2011

Revenue	$ 1,181,737
Operating expenses:	
Commissions	766,231
Administrative expenses	418,484
Other miscellaneous expenses	37,608
Total operating expenses	1,222,323
Net loss	(40,586)
Member's equity, beginning of year	152,872
Member's equity, end of year	$ 112,286

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Cash Flows
Year ended December 31, 2011

Cash flows provided by operating activities:		
Net loss	$	(40,586)
Adjustments to reconcile net loss to net cash provided by operating activities		
Change in assets and liabilities:		
Decrease (increase) in:		
Accounts receivable		(12,530)
Unbilled receivables		(9,700)
Deposits		(4,258)
Due from affiliates		94,336
(Decrease) increase in:		
Accounts payables and accrued expenses		1,508
Deferred revenue		(8,063)
Net cash provided by operating activities		20,707
Net change in cash		20,707
Cash, beginning of year		17,326
Cash, end of year	$	38,033

Read the accompanying notes to the financial statements.

Note 1 – Nature of Operations

LCG Capital Advisors, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies are as follows:

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Accounts Receivable - Accounts receivable and unbilled receivables include amounts due from customers for fees due in accordance with the terms of the engagements. Management reviews receivables from time to time to determine if an allowance is necessary. As of December 31, 2011, management determined that there was no need for an allowance for doubtful accounts. The Company does not accrue interest on past due receivables.

Goodwill - Goodwill is tested for impairment on an annual basis.

In September 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-08 ("ASU 2011-08") which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements.

As allowed by the update, the Company decided to early adopt the provisions of ASU 2011-08 during 2011. As of December 31, 2011, based on management's assessment of the qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

Revenue Recognition - The Company recognizes revenue from financing and merger and acquisitions transactions in the form of engagement fees and success fees. Engagement fees are recognized as the related services are performed. Success fees are earned and recognized at the time a transaction is closed.

The Company also recognizes revenue from hourly consulting fees. Fees are collected in the form of monthly retainers and revenue is recognized as time is incurred on each engagement.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company.

Certain Concentrations - For the year ended December 31, 2011, the Company had one customer that accounted for 17.8% of total revenues.

Note 3 – Related Party Transactions

Effective January 1, 2011, the Company entered into an administrative expense agreement ("Agreement") with LCG Capital Group, LLC (LCG Group). LCG Group leases the office space used by the Company in addition to providing them with various administrative, operating, and other general overhead services and resources, including bookkeeping services. In consideration for these services, the Company pays LCG Group a monthly administration expenses that is determined on a month-to- month basis. Total expenses incurred by the Company in connection with this arrangement during the year amounted to approximately $401,000.

In prior years the Company advanced funds to LCG with no stated repayment terms or interest rates. The obligations due under these loans were used in lieu of cash payments for administrative fees described above.

The Company also is due $5,303 as of December 31, 2011 from an entity related through common control. This amount is the result of expenses paid by the Company on behalf of this entity.

The Company's single member was paid $14,250 as an administration fee for 2011.

The above transactions and amounts are not necessarily indicative of the amounts that would have been incurred if similar transactions been had been incurred with independent parties.

Subsequent to year end, the Company began to record and pay for all incurred payroll and overhead expenses which was previously paid by LCG Group.

Note 4 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As December 31, 2011, the Company had net capital and a regulatory net capital requirement of $61,237 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .0547 to 1.

Note 5 – Exemption from Rule 15c3-1

The Company is exempt from Rule 15c3-1 pursuant to subparagraph k(2)(i) of the Rule.

Note 6 – Subsequent Events

The Company has evaluated subsequent events and transactions through February 29, 2012, the date which the financial statements were available to be issued. No events, except those already disclosed in these notes have occurred which would require adjustment to, or disclosure in the financial statements,

Supplemental Information

LCG Capital Advisors, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital		
Total member's capital	$	112,286
Deductions:		
Non-allowable assets:		
Due from affiliates		(5,303)
Deposits		(146)
Goodwill		(45,600)
Net capital	$	61,237
Aggregate indebtedness		
Accounts payable		3,350
Total aggregate indebtness	$	3,350
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	-
Minimum net capital required	$	5,000
Excess net capital	$	56,237
Ratio of aggregate indebtedness to net capital		5.47%

Read independent registered public accounting firm report.

LCG Capital Advisors, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Comission
December 31, 2011

	Per Focus Report	Post Focus Report Filing Adjustments	Audited Financial Statements
Net capital:			
Total member's capital	$ 183,270	$ (70,984)	$ 112,286
Deductions:			
Other assets	135,191	(84,142)	51,049
Net capital	$ 48,079	$ 13,158	$ 61,237
Aggregate indebtedness:			
Accrued expenses	2,484		3,350
Total aggregate indebtedness	$ 2,484	$ -	$ 3,350
Computation of basic net capital requirement			
Minimum net capital required based on aggregate indebtedness	$ 166		$ 223
Minimum net capital required	$ 5,000	$ -	$ 5,000
Excess net capital	$ 43,079	$ 13,158	$ 57,887
Ratio of aggregate indebtedness to net capital	5.17%	0.30%	5.47%

Read independent registered public accountanting firm report.

PRIDA-GUIDA & COMPANY, P.A.

PRIDA·GUIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Members
LCG Capital Advisors, LLC

In planning and performing our audit of the financial statements of LCG Capital Advisors LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purposes of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above –mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies in internal control such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Equity Member, management, Financial Industry Regulatory Authority, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prida · Guida & Company

Prida Guida & Company, P.A.
Tampa, Florida
February 29, 2011

PRIDA·GUIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Relating to an Entity's SIPC Assessment Reconciliation

To the Members
LCG Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation Securities Investor Protection Corporation (SIPC) (Form SIPC-7)] to the SIPC for the year ended December 31, 2011, which were agreed to by LCG Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating LCG Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LCG Capital Advisors, LLC's management is responsible for the LCG Capital Advisors, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we don't express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Prida · Guida & Company

Prida Guida & Company, P.A.
Tampa, Florida
February 29, 2012